

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2010

Michael Moore, President, CEO, Director
Superior Venture Corporation
1937 E. Mineral Avenue
Centennial, Colorado 80122

> **Re:     Superior Venture Corporation**
> **Registration Statement on Form S-1**
> **Filed July 16, 2010**
> **File No. 333-168136**

Dear Mr. Moore:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed July 16, 2010

Prospectus Summary, page 5

1.     Please provide the registrant's telephone number, in addition to its complete mailing address, of its principle executive offices.  Please refer to Item 503(b) of Regulation S-K.

2.     We note the statement that you have "not significantly commenced [your] planned principal operations."  Please explain, as it appears that you have not commenced your planned principal operations.  Revise similar disclosure throughout the prospectus.

3.     Please clarify the statement that you anticipate sales to begin approximately six months following the placement of your offering.  Do you mean the commencement or completion of your offering?  In addition, your milestones section states you will not receive the shipment of the first cases of production run until approximately months 7-9.  Please reconcile and revise.

4.      Please remove the statements that are promotional in nature, such as "continuing these innovative efforts will lead to a fair return on investment to our stockholders" and "we believe that recurring revenues from our products will be sufficient to support ongoing operations," as such statements appear promotional in light of the development stage of the company.  Revise throughout the prospectus to remove promotional statements.

Risk Factors, page 8

5.      Please add a risk factor discussing the going concern raised by the independent public accountant.

Use of Proceeds, page 13

6.      We note that the company intends to use a portion of the proceeds from this offering to pay "Salaries/Contractors."  To the extent that the proceeds may be used to pay the CEO, please provide disclosure pursuant to Item 504 of Regulation S-K.  To the extent the company will not be using any proceeds to pay the CEO, please disclose.

7.      We note the disclosure that "any line item amounts not expended completely shall be held in reserve as working capital and subject to reallocation to other line item expenditures as required for ongoing operations."  The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated.  See Instruction 7 to Item 504 of Regulation S-K.  Please revise the disclosure accordingly.

Common Stock, page 17

8.      The statement that "all shares of common stock now outstanding are fully paid for and non-assessable" is a legal conclusion that you are unable to make.  Please revise to attribute this statement to counsel or remove.

Description of our Business, page 18

9.      Please reconcile the disclosure in the summary and in the business overview that your business plan is to produce and sell wine varietals with the disclosure on page 19, where you refer to growers and wineries that you have identified to produce your wine.  In addition, please disclose whether you have had any discussions or negotiations with any growers or wineries.  If you have any agreements, please file as exhibits and discuss the material terms.  To the extent that you have no agreements and/or have had no discussions with growers and wineries, clearly disclose.

10.     Please provide a more detailed discussion of your proposed products and the markets, such as where you plan to initially sell your products. See Item 101(h)(4)(i) of Regulation S-K. In addition, provide a more detailed discussion of your proposed distribution methods for your proposed products. See Item 101(h)(4)(ii) of Regulation S-K.

Industry Analysis, page 19

11.     We note the disclosure in this section and elsewhere in the business section, where you provide industry information. Please provide the source(s) of such information. In addition, please provide the citation for where investors can find the information and provide us supplementally with a copy of the information cited.

Marketing, page 19
Target Market Segmentation, page 20

12.     Please provide the basis for statements made in this section. For instance, we note the reference to adults aged 50 and up as having "the largest increase and they are the most frequent wine drinker" and the statement that "statistics reveal that [children of the 50 and over segment] are adopting wine as their parents did . . ."

13.     You discuss throughout the prospectus that you plan to differentiate yourself by "a variety of target market specific marketing strategies" and by initiating "an aggressive high-voltage and innovative sales and marketing strategy." Please discuss this strategy in greater detail, including how your marketing strategy is different from the competition, or remove these statements as they would appear promotional in nature.

14.     Please explain the statement that "management is well seasoned on marketing to various business segments." It appears that your sole officer and director has been a manager and wine buyer for restaurants.

Promotional Strategy, page 20

15.     We note that points of promotion include "[c]elebrities being seen with our products," "[a]ppearances on television shows and specifically reality TV shows," and "[f]eature films." Please revise to disclose your basis for these statements especially in light of the fact that you are only raising $50,000 in this offering.

Sales Strategy, page 21

16.     Please describe in more detail how you will run the marketing campaign. In this regard, we note that you are only able to devote 10 hours of time per week to the company.

Competitor Analysis, page 21

17.     We note your statement that "industry reports suggest that in the coming years wine is set
        to make gains . . ." Please revise to disclose to what industry reports you are specifically
        referring.

18.     Please provide a more detailed discussion of the competitive business conditions and the
        company's competitive position in the industry and methods of competition.  See Item
        101(h)(4)(iv) of Regulation S-K.

12 Month Growth Strategy and Milestones, page 21

19.     We note your quarterly schedule of milestones on page 22 and your more specific
        disclosure on page 36.  We further note that you are a development stage company
        without revenue.  Please disclose how the company plans to achieve revenue generation.
        For instance, please discuss, among other things, to what extent the company must secure
        additional funding in order to meet the milestone schedule and budgeted costs, what
        funding will be sought, and how the company will proceed if the company is unable to
        obtain such funding.

Government and Industry Regulation, page 23

20.     We note that your business will be subject to federal laws and regulations and to business
        and tax rules and regulations.  Please revise to disclose those laws, regulations, and rules
        that pertain to your business and what impact each has on it.

Financial Statements, page 26

21.     Please note the updating requirements for your financial statements as set forth in Rule 8-
        08 of Regulation S-X, and provide a currently dated consent from your independent
        accountant with all amendments.

Management's Discussion and Analysis, page 35

22.     Please revise to disclose the company's cash balance as of the most recent practicable
        date.

Directors, Executive Officers, Promoters and Control Persons, page 38

23.     Please provide the business experience for Mr. Moore for the past five years.  In addition, for each employment discussed, please specifically disclose the employment location, titles and beginning and ending dates of employment.  Also, please clarify whether Seven 30 South is a restaurant.  Refer to Item 401(e)(1) of Regulation S-K as appropriate.  Lastly, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the sole director should serve as a director of the company.  See Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 39

24.     It appears that you are using an outdated summary compensation table.  Please revise to provide the current table.  Refer to Item 402(n) of Regulation S-K for further information.

Compensation of Directors, page 39

25.     We note that directors are permitted to receive fixed fees and other compensation for their services as directors.  We also note your statement that "[d]irectors are entitled to reimbursement for expenses in attending meetings but receive not other compensation for services as directors."  Please reconcile these two statements and revise to clarify what fees directors may be entitled to and for what services.

Undertakings, page 45

26.     When you determine that a particular undertaking applies to your offering, please include the undertaking in its entirety in the prospectus.  In this regard, we note that your undertaking, set forth in paragraph (1)(ii), does not include the entire language required by Item 512(a) of Regulation S-K.

27.     We note your undertaking beginning, "[p]rovided, however, that paragraphs (1)(i) and (1)(ii) shall not apply. . ."  Please discuss why this undertaking applies to your offering, as this undertaking appears to relate to offerings pursuant to S-3, or remove.

Exhibits

28.     Exhibit 3.1 lists Jerald Bacal as the only director of the company.  Please reconcile with previous disclosure that Michael Moore is the company's only director or advise.

29.     We note the disclosure in the legality opinion that Mr. Hunt is licensed in Florida.  Please remove this statement, as it appears to place a limitation on the opinion, since the company is incorporated in Nevada.

30.     The prospectus indicates that the subscription agreement and checks are irrevocable.  We are unable to locate such representation in the subscription agreement.  In addition, advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an <u>irrevocable</u> offer to purchase those shares or remove such disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel at (202) 551-3737 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.  Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,


John Reynolds
Assistant Director


cc:     Clifford J. Hunt, Esq.
        FAX: (727) 471-0447